News Release
Communiqué de Pressee
Exhibit 99.11

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Catherine ENCK
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Patricia MARIE
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Paul FLOREN
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Christine de CHAMPEAUX
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Bertille ARON
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Isabelle CABROL
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Charles-Edouard ANFRAY
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Franklin BOITIER
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Philippe GATEAU
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Burkhard REUSS
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TOTAL S.A.
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Total boosts its adhesives business
Paris, January 4, 2007 — Bostik, the Total subsidiary specialized in adhesives, recently acquired Dupont de Nemours adhesives business for the flexible packaging market.
This 22 million Euros business, operating under the Herberts® brand, owns strong technologies supporting a leading position on this market, This acquisition reinforces the presence of Bostik in flexible packaging by extending both its product range and its geographic coverage.
This transaction is part of Bostik’s strategy of targeted acquisitions intended to increase its market share on growth markets.
Press contact for Bostik : Véronique Bedos-Delaville : 33 (0) 1 47 96 90 55
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com